Exhibit 99.1

Immuron achieves record half yearly Travelan® sales

Highlights:

●	Record half yearly Travelan® sales of $2,334,969

●	Total sales of A$2,355,580 in H1, FY24

o	$1,771,932 increase on H1, FY23 sales

o	51% higher than pre-pandemic period H1, FY20 sales

Melbourne, Australia, January 16, 2024: Immuron Limited (ASX: IMC; NASDAQ: IMRN), an Australian based and globally integrated biopharmaceutical company is pleased to announce record half yearly sales (unaudited net sales) of its over-the-counter gastrointestinal and digestive health immune supplement Travelan®.

Australia

Sales of Travelan® increased to AUD $1,853,048 in H1, FY24, compared to AUD $260,205 in H1, FY23. Sales increased by $1,054,164 (132%) on the pre-pandemic peak period (H1, FY20).

This increase partially reflects 3 months (May, June, July) of backorders accrued while awaiting GMP Clearance from the TGA.

Australian Bureau of Statistics: short term resident returns in October 2023 were 47% higher than October 2022 and approaching pre-pandemic levels (93% of October 2019)1.

USA

Sales of Travelan® increased to AUD $481,920 in H1, FY24, compared to AUD $295,411 in H1, FY23. Sales were lower by $31,633 (-6%) on the pre-pandemic peak period (H1, FY20).

International Trade Administration Total U.S. citizen international visitor departures from the United States in September 2023 were 17% higher than in September 2022. 2

Immuron’s target departure markets 3, July - September 2023 departures were 1% higher than the pre-pandemic period July - September 2019. 2

Immuron previously reported (July 5, 2023) that it had shipped inventory to Amazon for launch in USA. The Amazon launch continues to progress well with sales ahead of budget. We are now entering the low travel season in USA. Immuron anticipates sales to grow strongly closer to the peak spring / summer travel period.

This release has been authorised by the directors of Immuron Limited.

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1.	https://www.abs.gov.au/statistics/industry/tourism-and-transport/overseas-arrivals-and-departures-australia/latest-release
2.	https://www.trade.gov/sites/default/files/2023-12/US-Outbound-to-World-Regions.xlsx
3.	Caribbean, Asia, South America, Central America, Africa, Mexico

COMPANY CONTACT: Steven Lydeamore Chief Executive Officer Ph: +61 (0)3 9824 5254 info@immuron.com

About Travelan®

Travelan® is an orally administered passive immunotherapy that prophylactically reduces the likelihood of contracting travelers’ diarrhea, a digestive tract disorder that is commonly caused by pathogenic bacteria and the toxins they produce. Travelan® is a highly purified tabletized preparation of hyper immune bovine antibodies and other factors, which when taken with meals bind to diarrhea-causing bacteria and prevent colonization and the pathology associated with travelers’ diarrhea. In Australia, Travelan® is a listed medicine on the Australian Register for Therapeutic Goods (AUST L 106709) and is indicated to reduce the risk of Travelers’ Diarrhea, reduce the risk of minor gastro-intestinal disorders and is antimicrobial. In Canada, Travelan® is a licensed natural health product (NPN 80046016) and is indicated to reduce the risk of Travelers’ Diarrhea. In the U.S., Travelan® is sold as a dietary supplement for digestive tract protection.

About Travelers’ diarrhea

Travelers’ diarrhea is a gastrointestinal infection with symptoms that include loose, watery (and occasionally bloody) stools, abdominal cramping, bloating, and fever, Enteropathogenic bacteria are responsible for most cases, with enterotoxigenic Escherichia coli (ETEC) playing a dominant causative role. Campylobacter spp. are also responsible for a significant proportion of cases. The more serious infections with Salmonella spp. the bacillary dysentery organisms belonging to Shigella spp. and Vibrio spp. (the causative agent of cholera) are often confused with travelers’ diarrhea as they may be contracted while travelling and initial symptoms are often indistinguishable.

About Immuron

Immuron Limited (ASX: IMC, NASDAQ: IMRN), is an Australian biopharmaceutical company focused on developing and commercializing orally delivered targeted polyclonal antibodies for the treatment of inflammatory mediated and infectious diseases.

For more information visit: http://www.immuron.com

FORWARD-LOOKING STATEMENTS:

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such statements include, but are not limited to, any statements relating to our growth strategy and product development programs and any other statements that are not historical facts. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition and stock value. Factors that could cause actual results to differ materially from those currently anticipated include: risks relating to our growth strategy; our ability to obtain, perform under and maintain financing and strategic agreements and relationships; risks relating to the results of research and development activities; risks relating to the timing of starting and completing clinical trials; uncertainties relating to preclinical and clinical testing; our dependence on third-party suppliers; our ability to attract, integrate and retain key personnel; the early stage of products under development; our need for substantial additional funds; government regulation; patent and intellectual property matters; competition; as well as other risks described in our SEC filings. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law.

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